UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2004.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: SEPTEMBER 01, 2004                   /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                  SEPTEMBER 01, 2004



       TUMI EXPANDS MINERAL PORTFOLIO IN THE JIMENEZ DEL TEUL AREA, MEXICO


VANCOUVER,  CANADA - Tumi Resources Limited (TSXV-TM; OTCBB - TUMIF; Frankfurt -
TUY). Mr. David Henstridge, President, is pleased to announce the following acquisitions in the Jimenez del Teul ("Jimenez") area:

THE SARA LUZ CLAIMS ("SARA LUZ"). Tumi has staked the Sara Luz claim comprising 9,749 hectares located in the state of Zacatecas, Mexico, and immediately to the south of Tumi's Jimenez silver-gold property core block, which was previously acquired by Tumi as announced on June 17, 2004.

THE EL ARCA AND SAN JORGE CLAIMS. Two additional concessions, totaling 3,919 hectares and contiguous with the core block of Jimenez have been acquired by Tumi from Minera San Jorge S.A. de C.V. ("MSJ") in consideration of a one-time cash payment of US$40,000 (US$15,000 on signing of the agreement) and issuance of 60,000 fully-paid Common shares in the capital of Tumi upon TSX Venture Exchange ("TSX") acceptance of this new acquisition agreement.

TSX APPROVAL OF HEADS OF AGREEMENT OVER JIMENEZ. Mr. Henstridge is also pleased to announce that the TSX has accepted for filing the Heads of Agreement over the Jimenez silver-gold property (the "HOA") between Tumi and MSJ whereby Tumi has the right to acquire 100% interest in the property by assuming MSJ's obligations to the underlying property owners for a total of US$1.75 million over three years ($1.026 million in the third year) and issuing a total of 1 million shares to MSJ (200,000 on TSX approval). The HOA also provides for bonus shares once project financing is arranged for commercial production. The bonus is 1 million shares if the resource is in excess of 2 million ounces of gold equivalent and a further 1 million shares if the resource is in excess of 3 million ounces of gold equivalent. Tumi has also agreed to pay a NSR royalty of 1% with provision for escalation to 3% on resources in excess of 1 million ounces, depending on the ore grade in the final bankable feasibility study.

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM", on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by building a large portfolio of silver-based assets. Management aims to identify exploration projects of high merit and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.


ON BEHALF OF THE BOARD                       INVESTOR INFORMATION CONTACT:
                                             Mariana Bermudez at (604) 699-0202
/s/DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
---------------------------------
David Henstridge, President & CEO            website: www.tumiresources.com

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.


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